Exhibit 99.2

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	18 May 2016, at 9.00 a.m. (EET)

BIOTIE THERAPIES CORP. CANCELS ALL TREASURY SHARES HELD BY THE COMPANY

Biotie Therapies Corp.’s (Nasdaq Helsinki: BTH1V; Nasdaq: BITI) (“Biotie” or the “Company”) Board of Directors has today resolved to cancel all 106,088,336 treasury shares held by the Company (the “Treasury Shares”).

The Treasury Shares were initially issued for the purposes of facilitating the timely delivery by the Company of such Treasury Shares underlying the warrants issued in May 2015 to certain US investors and certain existing shareholders, if such warrants would be exercised, as announced on 7 October 2015. The Treasury Shares are no longer needed as after the completion of the tender offer by Acorda Therapeutics, Inc. (Nasdaq: ACOR) (“Acorda”) of all the issued and outstanding equity interests in Biotie not owned by the Company or any of its subsidiaries, Acorda holds all of the warrants referred to above and is not intending to exercise them.

The cancellation of the Treasury Shares will be registered with the Finnish Trade Register on or about 24 May 2016. After the cancellation of the Treasury Shares is registered with the Finnish Trade Register, Biotie will have 983,519,747 shares in total of which 980,921,795 will be outstanding shares.

Turku, 18 May 2016

Biotie Therapies Corp.
Timo Veromaa
President and CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
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